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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                              SCHEDULE 14D-9
                             (AMENDMENT NO. 1)

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934


                                ECHLIN INC.
                         (Name of Subject Company)

                                ECHLIN INC.
                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $1.00 per share
(including the associated Series A Participating Cumulative Preferred Stock purchase rights)
                      (Title of Class of Securities)

                                 278749106
                   (CUSIP Number of Class of Securities)

                          Jon P. Leckerling, Esq.
                          Senior Vice President,
                  General Counsel and Corporate Secretary
                                Echlin Inc.
                           100 Double Beach Road
                       Branford, Connecticut  06405
                              (203) 481-5751
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)

                              With a copy to:
                        John J. McCarthy, Jr., Esq.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017

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Introduction

               The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on May 4, 1998 by Echlin Inc. ("Echlin" or the "Company"), a corporation organized under the laws of Connecticut, relates to the proposed exchange offer by SPX Corporation ("SPX"), a Delaware corporation, disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated April 30, 1998 to exchange each outstanding share of Common Stock, par value $1.00 per share of Echlin, including the associated Series A Participating Cumulative Preferred Stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of June 21, 1989, as amended (the "Rights Agreement"), between Echlin and The First National Bank of Boston, as Rights Agent, for an amount equal to $12.00 net in cash and 0.4796 shares of common stock, par value $10.00 per share, of SPX (the "Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "SPX Exchange Offer"). All capitalized terms used herein and without definition have the respective meanings set forth in the Schedule 14D-9.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

          The response to Item 7 is hereby amended by adding the following after the fourth full paragraph:

               The summary of the Merger Agreement and the Stock Option Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit 11 and the Stock Option Agreement attached hereto as Exhibit 12, which are incorporated herein by reference.

          General

               The Merger Agreement contemplates the Merger of Echo Acquisition Corp. ("Merger Subsidiary"), a Connecticut corporation and a wholly owned direct subsidiary of Dana, with and into Echlin, with Echlin surviving the Merger as a wholly owned subsidiary of Dana. Dana may change the method of effecting the combination with Echlin in a manner that does not
          (i) alter or change the amount or kind of consideration to be issued to Echlin stockholders, (ii) adversely affect the tax treatment of Echlin or Echlin stockholders, (iii) materially impede or delay consummation of the transactions contemplated by the Merger Agreement, or (iv) otherwise adversely affect Echlin or its stockholders. The Merger will become effective at the time of filing a certificate of merger with the Secretary of State of the State of Connecticut (or such later time as is agreed in writing by the parties and specified in the certificate of merger). The parties shall cause the effective date ("Effective Date") of the Merger to occur on the third business day to occur after the last condition precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The time on the Effective Date when the Merger shall become effective is referred to as the "Effective Time".

          Merger Consideration

               The Merger Agreement provides that each share of Echlin Common Stock outstanding immediately prior to the Effective Time (except as described in the following sentence) will, by virtue of the Merger, at the Effective Time, be converted into the right to receive 0.9293 of a share (the "Exchange Ratio") of common stock ("Dana Common Stock"), par value $1.00 per share, including attached rights issued pursuant to the Rights Agreement, dated as of April 25, 1996, between Dana and the Rights Agent named therein. All shares of Echlin Common Stock that are owned by Echlin or any subsidiary of Echlin as treasury stock and any shares of Echlin Common Stock owned by Dana or any subsidiary of Dana will, at the Effective Time, be canceled and no payment will be made for such shares.

          Employee Stock Options

               At the Effective Time, all employee and director stock options to purchase shares of Echlin Common Stock ("Echlin Stock Option"), which are then outstanding and unexercised, shall be converted into options to purchase shares of Dana Common Stock. From and after the Effective Time, the number of shares of Dana Common Stock purchasable upon exercise of an Echlin Stock Option shall be equal to the number of shares of Echlin Common Stock that were purchasable under such Echlin Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounding to the nearest whole share and (ii) the per share exercise price under each such Echlin Stock Option shall be adjusted by dividing the per share exercise price of each such Echlin Stock Option by the Exchange Ratio, and rounding down to the nearest cent.

          Conversion of Shares

               At or prior to the Effective Time, Dana will deposit with an exchange agent (the "Exchange Agent") certificates representing shares of Dana Common Stock to be exchanged for certificates representing shares of Echlin Common Stock, and an estimated amount of cash to be paid in lieu of fractional shares. Promptly after the Effective Date, Dana will send or cause to be sent to each holder of Echlin Common Stock transmittal materials for use in the exchange and instructions explaining how to surrender certificates to the Exchange Agent. Dana shall cause certificates representing the shares of Dana Common Stock into which shares of a stockholder's Echlin Common Stock are converted on the Effective Date (and cash in lieu of fractional shares) to be delivered to such stockholder upon delivery to the Exchange Agent of certificates representing the shares of Echlin Common Stock owned by such stockholder. Holders of unexchanged shares of Echlin Common Stock will not be entitled to receive any dividends or other distributions payable with respect to Dana Common Stock after the Effective Time until their certificates are surrendered. Upon surrender, however, such holders will receive accumulated dividends and distributions, without any interest, which had become payable with respect to the shares of Dana Common Stock.

          Certain Covenants

               Best Efforts. Each party has agreed to use its reasonable best efforts in good faith to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated by the Merger Agreement.

               Stockholder Approvals. Each party has agreed to take all action necessary to convene, respectively, an appropriate meeting of stockholders of Dana ("Dana Meeting") to consider and vote upon the approval of the issuance of shares of Dana Common Stock pursuant to the Merger Agreement and any other matters required to be approved by Dana stockholders for consummation of the Merger, and an appropriate meeting of stockholders of Echlin ("Echlin Meeting") to consider and vote upon the approval of the Merger Agreement, the Merger and any other matters required to be approved by Echlin stockholders, as promptly as practicable.

               Acquisition Proposals. Echlin has covenanted in the Merger Agreement that without the prior written consent of Dana, Echlin shall not, shall cause its subsidiaries not to, and shall use best efforts to cause Echlin's and its subsidiaries' officers, directors, agents, advisors and affiliates not to, facilitate, solicit or encourage any inquiries or proposals, with respect to, or engage in negotiations concerning, or provide any information to, or have any discussions with, any person relating to, any Competing Transaction (as defined below); provided, however, that Echlin's Board of Directors may, and may authorize and permit its officers, directors, employees or agents to, furnish information and participate in such discussions and negotiations if the Board, after consultation with outside counsel, reasonably determines that a failure to take such action in response to a proposed Competing Transaction which may be a Superior Proposal (defined below) would constitute a breach of their fiduciary duties under applicable laws. Echlin shall notify Dana within 8 hours of receipt of any proposal or inquiry which may be or may result in a Superior Proposal, or of taking any action described in the previous sentence. "Competing Transaction" means a merger or consolidation involving Echlin or any significant subsidiary of Echlin; a purchase, lease or acquisition of all or a significant portion of the assets of Echlin or any significant subsidiary of Echlin; a purchase or other acquisition of securities representing 20% or more of the voting power of Echlin or any significant subsidiary of Echlin; or any substantially similar transaction.

               Board of Directors' Recommendation. The Board of Directors of each of Dana and Echlin have agreed to recommend the approval of the Merger Agreement to their respective stockholders; provided, however, that the Board of Directors of Dana or Echlin may withdraw or modify their approval or recommendation of the Merger Agreement, if such Board, after having consulted with outside counsel, determines that refusal to do so would constitute a breach of their fiduciary duties under applicable laws. In addition, the Board of Directors of Echlin may approve or recommend a Competing Transaction (and in connection therewith, withdraw or modify its approval or recommendation of the Merger Agreement) only after having offered Dana the right to propose alterations to the Merger Agreement (unless to do so would constitute a breach of the Board's fiduciary duties under applicable laws) and only if (i) the Board determines the Competing Transaction is a Superior Proposal, and (ii) the Board, after having consulted with outside counsel, determines that refusal to do so would constitute a breach of their fiduciary duties under applicable laws. "Superior Proposal" means a bona fide written proposal for a Competing Transaction which (x) Echlin's financial advisor determines to be reasonably capable of being financed, and (y) the Board reasonably determines to be more favorable than the Merger having regard to the interests of Echlin's stockholders and other interests required to be considered under Connecticut law, following receipt of an opinion of Echlin's financial advisor that the proposed consideration for the Competing Transaction is more favorable to the Echlin stockholders from a financial point of view than the Merger.

               Benefits Plans. At and following the Effective Time, Dana agrees that it shall honor all obligations of Echlin or its subsidiaries under the severance plans, policies or agreements, and indemnification agreements. Dana further agrees to employ all key management employees of the Company through October 31, 1998 and to employ certain employees of the Company until January 31, 1999.

               Dana has also agreed, during the period commencing at the Effective Time and ending on the first anniversary thereof, to provide or cause Echlin or its subsidiaries to provide the employees of Echlin and its subsidiaries with benefits under employee benefit plans (other than plans involving the issuance of stock-based awards) that are no less favorable in the aggregate than either those benefits currently provided by Echlin and its subsidiaries to such employees or provided by Dana and its subsidiaries to similarly situated employees of Dana and its subsidiaries.

               Indemnification and Insurance of Echlin Directors and Officers. Dana has agreed that from and after the Effective Time, it shall indemnify, defend and hold harmless the present and former directors and officers of Echlin, in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent permitted by applicable law. Dana has further agreed to use best efforts to cause Echlin or Dana to obtain and maintain in effect for a period of six years after the Effective Time policies of directors' and officers' liability insurance for Echlin directors and officers, subject to certain limitations.

               Certain Other Covenants. The Merger Agreement contains certain mutual covenants of the parties, including covenants relating to: press releases; notification of certain matters; access to information; cooperation in connection with certain governmental filings and in obtaining consents and approvals; cooperation in preparation and filing of a Registration Statement by Dana; and takeover laws.

          Certain Representations and Warranties

               The Merger Agreement contains substantially reciprocal representations and warranties made by Echlin and Dana as to, among other things: due organization and good standing; corporate authorization to enter into the contemplated transactions; capitalization; approval by the Board of Directors of both Echlin and Dana; absence of any breach of organizational documents and certain material agreements as a result of the contemplated transactions; filings with the SEC; financial statements; absence of certain material changes (including changes which would have a Material Adverse Effect (as defined below)) since December 31, 1997, in the case of Dana, and since August 31, 1997, in the case of Echlin; absence of undisclosed material liabilities; non-applicability of any applicable anti-takeover laws; compliance with laws and court orders; litigation; brokers; tax matters; employee benefits matters; labor matters; environmental matters; tax and accounting treatment of the Merger; and information included in certain disclosure documents. "Material Adverse Effect" means any effect that is material and adverse to the financial position, results of operations or business of Dana and its subsidiaries, taken as a whole, or Echlin and its subsidiaries, taken as a whole, as the case may be, but excluding the impact of changes in laws or accounting principles; actions taken with the consent of the other parties to the Merger Agreement; circumstances affecting the automotive or automotive parts industry generally; and the effects of the Merger and the Merger Agreement.

               The representations and warranties in the Merger Agreement do not survive the Effective Time.

          Actions Pending Merger

               Each party has agreed that they will not (and will cause their subsidiaries not to) until the Effective Time, without the prior written consent of the other parties and subject to certain exceptions: conduct its business other than in ordinary course; increase its capital stock; increase its dividend rate (in the case of Dana, other than in the ordinary course consistent with past practice); in the case of Echlin, enter into or amend employment agreements or increase employee compensation; in the case of Echlin, enter into or amend any benefit plans; in the case of Echlin, dispose of or discontinue any portion of its assets, business or properties, which is material to it and its subsidiaries taken as a whole; in the case of Dana, make any acquisition or take any other step which would materially adversely affect its ability to consummate the Merger; adopt any change in accounting principles; amend its constituent documents and, in the case of Echlin, its Rights Agreement; or take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 or for "pooling of interests" accounting treatment under generally accepted accounting principles.

          Conditions to the Merger

               Conditions to Each Party's Obligations to Effect the Merger. The obligations of Dana, Echlin and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

                (i) receipt of the approval of the Merger Agreement by
                    requisite votes of the stockholders of Echlin and of Dana, respectively;

               (ii) the applicable waiting period under the Hart-Scott-
                    Rodino Antitrust Improvements Act having expired or been terminated and any other material regulatory approvals having been obtained;

              (iii) no applicable law, statute, regulation, injunction,
                    order or decree prohibiting or enjoining the consummation of the Merger;

               (iv) the registration statement relating to the shares of
                    Dana Common Stock to be issued in the Merger having become effective under the 1933 Act and not being subject to any stop order or related proceedings by the SEC;

                (v) the shares of Dana Common Stock to be issued in the
                    Merger having been approved for listing on the NYSE, subject to official notice of issuance;

               (vi) Dana and Echlin having received from Price Waterhouse
                    LLP, independent public accountants for Dana and Echlin, a letter, dated as of or shortly before the Effective Date, stating its opinion that the Merger shall qualify for "pooling of interests" accounting treatment;

              (vii) in the case of Dana, Dana having received a legal
                    opinion from Wachtell, Lipton, Rosen & Katz and in the case of Echlin, Echlin having received a legal opinion from Davis Polk & Wardwell to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of
                    Section 368(a) of the Internal Revenue Code of 1986;

             (viii) in the case of Echlin, the representations and
                    warranties of Dana contained in the Merger Agreement being true in all material respects as of the Effective Date as if made on such date, and Echlin having received a certificate signed by an executive officer of Dana to that effect;

               (ix) in the case of Dana and Merger Subsidiary, the
                    representations and warranties of Echlin contained in the Merger Agreement being true in all material respects as of the Effective Date as if made on such date, and Echlin having received a certificate signed by an executive officer of Echlin to that effect; and

                (x) in the case of Dana and Merger Subsidiary, the
                    representations and warranties of Echlin contained in
                    Section 5.3(o) of the Merger Agreement (concerning takeover laws and Echlin's Rights Agreement) being true and correct in all respects as of the Effective Date as if made on such date, without giving regard to the effect of materiality.


          Termination of the Merger Agreement

               Right to Terminate. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

                (i) by mutual written consent of Echlin and Dana;

               (ii) by either Echlin or Dana:  (a) if a material breach has been committed by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, and the party seeking to terminate is not itself in material breach of the Merger Agreement; (b) if the Merger has not been consummated by December 31, 1998 (but neither Echlin nor Dana may terminate if that party's breach is the reason that the Merger has not been consummated); (c) if any governmental entity has issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; or,
                    (d) if any required stockholder approval is not obtained at (x) Echlin Meeting or (y) Dana Meeting.

              (iii) by Dana if the Echlin Board has withdrawn or modified in a manner adverse to Dana its approval or recommendation of the Merger or has not disapproved a Competing Transaction;

               (iv) by Echlin: if (a) the Dana Board has withdrawn or
                    modified in a manner adverse to Echlin its approval or recommendation of the Merger; or (b) the Echlin Board has approved or recommended any Superior Proposal.

               If the Merger Agreement is validly terminated, such termination shall be without any liability on the part of any party, unless such party is in willful breach of any provision of the Merger Agreement.

               Termination Fees and Break-up Expenses. Provided that neither of Dana or Merger Subsidiary is in material breach of their representations, warranties and agreements under the Merger Agreement, Echlin has agreed to pay Dana $87,500,000 (the "Termination Fee"): if the Merger Agreement is terminated in the circumstances described in paragraph (iv)(b) above; if the Merger Agreement is terminated in the circumstances described in paragraph (iii) above if any Competing Transaction has been proposed or announced; if the Merger Agreement is terminated by Dana pursuant to paragraph (ii)(d)(x) above if any Competing Transaction has been proposed or announced; or if within 12 months of the termination of the Merger Agreement by Dana, pursuant to paragraph (ii)(a), (ii)(b) or (ii)(d)(x) above, any Competing Transaction is entered into, agreed to or consummated by Echlin.

               If the Merger Agreement is terminated pursuant to paragraph
          (ii)(a), (iii) or (iv)(a) above, the non-terminating party shall pay $5,000,000 to the terminating party representing the cash amount to compensate the terminating party in compensation for its expenses.

          Amendments; Waivers

               Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by Echlin, Dana and Merger Subsidiary, or, in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of Echlin, no amendment or waiver shall, without the further approval of Echlin stockholders, reduce the amount or change the kind of consideration to be received by Echlin stockholders in the Merger.

          Stock Option Agreement

               Simultaneously with the execution and delivery of the Merger Agreement, Echlin and Dana entered into the Stock Option Agreement pursuant to which Echlin granted Dana an option ("Option") to purchase up to 12,655,345 shares of Echlin Common Stock (representing 19.9% of Echlin's then outstanding shares of Echlin Common Stock) at a price per share of $55 in certain circumstances.

               Exercise of the Stock Option. The Option is exercisable at any time after the occurrence of any event (a "Trigger Event") entitling Dana to receive the Termination Fee pursuant to the Merger Agreement. The Option expires upon the earliest to occur of (i) the Effective Time or (ii) 12 months after the termination of the Merger Agreement. Any purchase of Echlin Common Stock upon exercise of the Option is subject to obtaining requisite regulatory approvals.

               Adjustments Upon Changes in Capitalization or Merger. The number and type of securities subject to the Option and the purchase price therefor will be appropriately adjusted for any stock dividend, stock split, recapitalization or similar transaction affecting Echlin's capital structure.

                         Registration Rights and Listing. Dana has a right to require registration by Echlin of any shares purchased pursuant to the Option under applicable securities laws.

               Cash Payment in Respect of the Option. In lieu of purchasing shares of Echlin Common Stock pursuant to the Option, Dana may exercise its right to have Echlin pay to Dana an amount per share of Echlin Common Stock equal to the number of shares of Echlin Common Stock subject to the Option multiplied by the difference between (i) the higher of (x) highest closing price Echlin Common Stock for the six-month period prior to the exercise of such right and (y) the highest per share price of Echlin Common Stock to be paid or received in connection with a Triggering Event and (ii) the exercise price of the Option.

               Limit on Total Profit. In no event may Dana's total profit with respect to the Option exceed $35 million.

               Assignability. The Stock Option Agreement may not be assigned by Echlin, or by Dana other than to a wholly owned subsidiary of Dana.

Item 9.  Material to be Filed as Exhibits.

               The response to Item 9 is hereby amended by adding the following new exhibits:

               Exhibit 13 Form of Severance and Indemnification Agreement for Messrs. McCurdy, Leckerling, Onorato, Makoski and Tobey

               Exhibit 14 Form of Severance and Indemnification Agreement for Messrs. Flynn, Marchese, Shalagan and Toole

               Exhibit 15 Form of Severance and Indemnification Agreement for Messrs. Cameron, Collins, Daley and Pavey

               Exhibit 16  Form of Indemnification Agreement

               Exhibit 17 Form of First Amendment to Unfunded, Non-Qualified Deferred Compensation Agreement

               Exhibit 18  Amended and Restated Performance Unit Plan

               Exhibit 19  Change in Control Severance Policy

               Exhibit 20 Amended and Restated Supplemental Executive Retirement Plan

               Exhibit 21  Resolutions of the Echlin Board

               Exhibit 22  Echlin's Motion to Dismiss dated May 4, 1998

               Exhibit 23  Echlin's Memorandum of Law dated May 4, 1998

               Exhibit 24  Echlin's Reply to Counterclaim dated May 4, 1998

               Exhibit 25  SPX's Responsive Brief dated May 4, 1998


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ECHLIN INC.


                                        By: /s/ Jon P. Leckerling
                                            ------------------------------
                                            Name:  Jon P. Leckerling
                                            Title: Senior Vice President,
                                                   General Counsel and
                                                   Corporate Secretary

Dated: May 5, 1998